Document-EX-2.4
Description-Pro Forma Financial Statements

Unaudited pro forma Financial Statements
On March 5, 2010, pursuant to an Acquisition Agreement (the “Acquisition Agreement”) and a supplemental Asset Purchase Agreement, the Company, acting through its indirect wholly-owned subsidiaries Globecomm Holdings B.V. and Globecomm (BVI) Ltd, acquired from Carrier to Carrier Telecom Holdings Ltd (the “Seller”), a privately owned company, all of the issued shares of Carrier to Carrier Telecom B.V., or C2C, a company incorporated in the Netherlands, and the business assets of Evocomm Communications Limited, or Evocomm, each C2C and Evocomm being a wholly-owned subsidiary of the Seller. Pursuant to the terms of the acquisition the Company also acquired from Evocomm all the issued shares of Evosat (Pty) Ltd, a company incorporated in South Africa.
Pursuant to the terms of the Acquisition Agreement, the Company paid a cash purchase price of $15.0 million (funded through $2.5 million of the Company’s current cash position and $12.5 million through the Company’s existing credit facility), subject to a post-closing adjustment based on a working capital formula. The Seller also is entitled to receive additional cash payments of up to an aggregate of $10.9 million, subject to an earn-out based upon the acquired businesses achieving certain earnings milestones within twenty-four months following the closing.
C2C provides satellite services across Africa, the Middle East, Europe and Asia, and maintains services in the Atlantic, Mediterranean, Gulf of Mexico and Indian Ocean regions through its teleport facility in Biddinghuizen, Netherlands. Evosat and Evocomm provide mobile communications through C2C, Immarsat land-based BGAN (Broadband Global Area Networks) and maritime-based fleet broadband capabilities.
The following unaudited pro forma combined balance sheet as of December 31, 2009 and unaudited pro forma combined statements of operations for six months ended December 31, 2009 and the year ended June 30, 2009 were prepared by combining the unaudited balance sheets as of December 31, 2009, the unaudited statements of operations for the six months ended December 31, 2009 of the Company and C2C and Evocomm and the audited statement of operations of the Company and unaudited statements of operations of C2C and Evocomm for the year ended June 30, 2009. The unaudited combined pro forma statements of operations have been prepared assuming the acquisition occurred on July 1, 2008. The unaudited combined pro forma balance sheet has been prepared assuming the acquisition occurred on December 31, 2009.
The unaudited pro forma condensed combined financial information is presented in accordance with Article 11 of Regulation S-X. The acquisition has been accounted for under the purchase method of accounting. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 2 to these unaudited pro forma combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed of C2C and Evocomm in connection with the acquisition, based on their estimated fair values at the acquisition date. The Company has not yet completed its analysis of the fair value of the acquired assets and liabilities. The amounts recorded have been estimated and are subject to change.
The unaudited pro forma condensed combined financial statements have been prepared by management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had the Company and C2C and Evocomm been a combined company during the specified periods. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and cost savings the Company may achieve with respect to the combined companies. The pro forma adjustments are based upon available information and assumptions that the Company believes are reasonable at this point in time. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, Globecomm Systems Inc.’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended June 30, 2009 and its unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the six months ended December 31, 2009 and the C2C and Evocomm audited financial statements for the year ended December 31, 2009, included herein.

GLOBECOMM SYSTEMS INC.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
DECEMBER 31, 2009
(in thousands)

	Globecomm			Pro forma
	Systems Inc.	C2C	Evocomm	adjustments			Combined

Assets
Current assets:
Cash and cash equivalents	$49,694	$373	$583	$(2,500 (5,000 (940	) ) )	A B C	$42,210
Restricted cash	—	55	—	5,000		B	5,055
Accounts receivable, net	38,849	1,815	2,094	(126)		J	42,632
Inventories	25,001	—	328	—			25,329
Prepaid expenses and other current assets	2,149	528	2	—			2,679
Deferred income taxes	1,058	13	—	—			1,071

Total current assets	116,751	2,784	3,007	(3,566)			118,976
Fixed assets, net	36,552	1,751	47	—			38,350
Goodwill	26,728	—	—	11,082		E	37,810
Intangible assets	10,317	—	667	5,994		E	16,978
Deferred income taxes	8,749	—	—				8,749
Other assets	1,444	—	—	—			1,444

Total assets	$200,541	$4,535	$3,721	$13,510			$222,307

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$24,419	$994	$1,954	$(126)		J	$27,241
Deferred revenues	7,012	—	195	—			7,207
Accrued payroll and related fringe benefits	3,870	157	—	—			4,027
Other accrued expenses	5,313	1,604	29	2,006		E	8,952
Long term debt-current	—	—	—	2,500		A	2,500

Total current liabilities	40,614	2,755	2,178	4,380			49,927

Long term debt	—	—	—	10,000		A	10,000

Other liabilities	784	—	—	3,334		E	4,118

Deferred income taxes	582	—	—	—			582

Commitments and contingencies

Stockholders’ equity:
Common Stock	21	—	—	—			21
Additional paid-in capital	185,827	1,780	1,484	(3,264)		D	185,827
Accumulated Deficit	(24,606)	—	—	(940)		C	(25,546)
Treasury Stock	(2,781)	—	—	—			(2,781)
Accumulated other comprehensive income	100	—	59	—			159

Total stockholders’ equity	158,561	1,780	1,543	(4,204)			157,680

Total liabilities and stockholders’ equity	$200,541	$4,535	$3,721	$13,510			$222,307

See accompanying notes.

GLOBECOMM SYSTEMS INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2009
(in thousands, except per share data)

	Globecomm			Pro forma
	Systems Inc.	C2C	Evocomm	adjustments		Combined

Revenues from ground segment systems, networks and enterprise solutions	$42,580	$—	$—	$—		$42,580
Revenues from data communications services	62,178	4,938	6,247	(330)	J	73,033

Total revenues	104,758	4,938	6,247	(330)		115,613

Costs and operating expenses:
Costs from ground segment systems, networks and enterprise solutions	35,633	—	—	—		35,633
Costs from data communications services	46,085	4,027	5,016	(330)	J	54,798
Selling and marketing	6,873	135	48	—		7,056
Research and development	1,513	—	—	—		1,513
General and administrative	10,731	478	466	382	I	12,057

Total costs and operating expenses	100,835	4,640	5,530	52		111,057

Income from operations	3,923	298	717	(382)		4,556

Other income:
Interest income	268	30	1	(35)	G	264
Interest expense	—	(7)	—	(118)	F	(125)

Income before income taxes	4,191	321	718	(535)		4,695

Provision for income taxes	1,549	85	—	(193)	H	1,441

Net income	$2,642	$236	$718	$(342)		$3,254

Basic net income per common share	$0.13					$0.16

Diluted net income per common share	$0.13					$0.16

Weighted-average shares used in the calculation of basic net income per common share	20,400					20,400

Weighted-average shares used in the calculation of diluted net income per common share	20,812					20,812

See accompanying notes.

GLOBECOMM SYSTEMS INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2009
(in thousands, except per share data)

	Globecomm			Pro forma
	Systems Inc.	C2C	Evocomm	adjustments		Combined

Revenues from ground segment systems, networks and enterprise solutions	$88,817	$—	$—	$—		$88,817
Revenues from data communications services	81,344	9,124	8,028	(278)	J	98,218

Total revenues	170,161	9,124	8,028	(278)		187,035

Costs and operating expenses:
Costs from ground segment systems, networks and enterprise solutions	73,877	—	—	—		73,877
Costs from data communications services	60,995	7,315	6,154	(278)	J	74,186
Selling and marketing	12,985	273	67	—		13,325
Research and development	2,392	—	—	—		2,392
General and administrative	15,954	807	936	764	I	18,461

Total costs and operating expenses	166,203	8,395	7,157	486		182,241

Income from operations	3,958	729	871	(764)		4,794

Other income:
Interest income	534	80	6	(69)	G	551
Interest expense	—	(62)	(2)	(280)	F	(344)

Income before income taxes	4,492	747	875	(1,113)		5,001

Provision for income taxes	1,193	155	—	(401)	H	947

Net income	$3,299	$592	$875	$(712)		$4,054

Basic net income per common share	$0.16					$0.20

Diluted net income per common share	$0.16					$0.20

Weighted-average shares used in the calculation of basic net income per common share	20,219					20,219

Weighted-average shares used in the calculation of diluted net income per common share	20,507					20,507

See accompanying notes.

GLOBECOMM SYSTEMS INC.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
1. Description of transaction
     On March 5, 2010, pursuant to an Acquisition Agreement (the “Acquisition Agreement”) and a supplemental Asset Purchase Agreement, the Company, acting through its indirect wholly-owned subsidiaries Globecomm Holdings B.V. and Globecomm (BVI) Ltd, acquired from Carrier to Carrier Telecom Holdings Ltd (the “Seller”), a privately owned company, all of the issued shares of Carrier to Carrier Telecom B.V., or C2C, a company incorporated in the Netherlands, and the business assets of Evocomm Communications Limited, or Evocomm, each of C2C and Evocomm being a wholly-owned subsidiary of the Seller. Pursuant to the terms of the acquisition the Company also acquired from Evocomm all the issued shares of Evosat (Pty) Ltd, a company incorporated in South Africa.
     Pursuant to the terms of the Acquisition Agreement, the Company paid a cash purchase price of $15.0 million (funded through $2.5 million of the Company’s current cash position and $12.5 million through the Company’s existing credit facility), subject to a post-closing adjustment based on a working capital formula. The Seller also is entitled to receive additional cash payments of up to an aggregate of $10.9 million, subject to an earn-out based upon the acquired businesses achieving certain earnings milestones within twenty-four months following the closing.
     The unaudited pro forma combined statements of operations have been prepared assuming the acquisition occurred on July 1, 2008. The unaudited pro forma combined balance sheet has been prepared assuming the acquisition occurred on December 31, 2009.
2. Purchase Price
     The Company has accounted for the acquisition as a purchase under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of C2C and Evocomm are recorded as of the acquisition date at their respective fair values and consolidated with those of the Company.
     The Company has not yet completed its analysis of the fair value of the acquired assets and liabilities. The amounts recorded have been estimated and are subject to change.
The preliminary estimate of the purchase price allocation is as follows (in thousands):

Total current assets	$7,920
Fixed assets	1,828
Other assets	30
Goodwill	10,877
Customer relationships	5,705
Software	125
Acquired backlog	800
Trademarks	31
Liabilities	(6,975)

Total Purchase Price	$20,341

3. Pro Forma Adjustments
A)	To reflect long term debt of $12,500,000 used to partially fund the acquisition and a reduction of cash of $2,500,000 comprising the $15,000,000 million cash purchase price.

B)	To reflect transfer of cash of approximately of $5,000,000 to restricted cash for potential earn-out payment.

C)	To reflect reduction of cash of approximately $940,000 for acquisition-related transaction costs and the related increase to the retained deficit. The Company excluded reflecting the related expense for the year ended June 30, 2009 as this expense is not a non-continuing charge; as such the $940,000 was reflected as an increase to the retained deficit. Note under the new accounting pronouncement on business combinations, acquisition-related transaction costs are required to be expensed rather than capitalized.

D)	Eliminate equity of approximately $3,264,000 as part of the acquisition.

E)	To reflect goodwill of $11,082,000 and intangible assets of $6,661,000 resulting from the purchase price allocation, less elimination of an intangible of approximately $667,000 of Evocomm. Note the goodwill is $205,000 greater than the $10,877,000 in Note 2 based on the purchase price allocation calculated as of the acquisition date versus the Unaudited Pro Forma Combined Balance Sheet which has been prepared as of December 31, 2009. This difference is based on the change in working capital. To reflect the present value of a $5,340,000 liability for the estimated earn-out based upon the acquired businesses achieving certain earnings milestones within twenty-four months following the closing.

F)	To reflect an increase in interest expense of approximately $118,000 and $280,000 for the six months ended December 31, 2009 and year ended June 30, 2009, respectively, due to the $12,500,000 million term loan used to partially fund the acquisition.

G)	To reflect a reduction in interest income of approximately $35,000 and $69,000 for the six months ended December 31, 2009 and year ended June 30, 2009, respectively, due to assumed use of $2,500,000 of the Company’s existing cash to partially fund the acquisition, reflect approximately $940,000 of cash paid for acquisition related costs and to reflect monthly reduction of cash for payments on the term loan related to funding the acquisition.

H)	To reflect an income tax benefit of approximately $(193,000) and $(401,000) for the six months ended December 31, 2009 and year ended June 30, 2009, respectively, using the Company’s effective tax rate of approximately 36% on the pro forma adjustments including impact of book to tax differences.

I)	To reflect amortization expense of approximately $382,000 and $764,000 for the six months ended December 31, 2009 and year ended June 30, 2009, respectively, related to the intangible assets acquired, net of a reduction of amortization expense of a prior intangible asset of Evocomm.

J)	To eliminate intercompany revenues and cost of sales of approximately $330,000 and $278,000 for the six months ended December 31, 2009 and year ended June 30, 2009 and intercompany receivable and payable of $126,000 as of December 31, 2009.